Exhibit 99.2

JIN MEDICAL INTERNATIONAL LTD.

PROXY CARD FOR MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

To Be Held at 9:00 p.m. Beijing Time on July 9, 2026

(9:00 a.m. Eastern Time on July 9, 2026)

THE BOARD RECOMMENDS A VOTE FOR EACH OF THE PROPOSALS.

This proxy card is for use by holders of Class A Ordinary Shares with respect to the proposals described in the Notice of the meeting of the holders of Class A Ordinary Shares.

I. By a special resolution of the holders of Class A Ordinary Shares, to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

II. It is noted that:

a)      the Company intends to repurchase 3,769,057 Class A Ordinary Shares (the “Repurchase Shares”) held by JOLLY HARMONY ENTERPRISES LIMITED (“Jolly Harmony”), a BVI business company wholly owned by WANG Erqi, the Company’s Chief Executive Officer, Chairman of the Board and controlling shareholder, for a purchase price per Repurchase Share equal to the lowest VWAP of the Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding the date of execution of the Acquisition Agreement (the “90-day VWAP”) (the “Repurchase”);

b)      upon the Repurchase, the Repurchase Shares shall be treated as cancelled;

c)      the purchase prices for the Repurchase shall be paid out of the profits of the Company;

d)      each director of the Company has confirmed that he/she was not aware of any subsequent losses by the Company as at the date hereof which would affect the amount of profits available for the Repurchase; and

e)      a payment out of capital by the Company for the Repurchase may be unlawful, even where the provisions of the currently effective memorandum and articles of association of the Company and the Companies Act (Revised) of the Cayman Islands have been complied with, where the directors are unable to reasonably conclude that a company would have sufficient funds to be able to continue to be able to meet its debts as they fall due in the ordinary course of business.

By an ordinary resolution of the holders of the Class A Ordinary Shares, to approve that (i) the Repurchase be, and hereby is, approved, (ii) the Repurchase shall be effected on the first business day upon obtaining such shareholder approvals (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company be, and each of them hereby is, authorized to instruct the registered office provider or transfer agent of the Company to record the Repurchase in the register of members and/or shareholder list of the Company, cancel the relevant share certificate(s) and treat the Repurchase Shares as cancelled.

☐ FOR	☐ AGAINST	☐ ABSTAIN

III. It is noted that, the Company intends to allot and issue 3,769,057 Class B Ordinary Shares (the “Newly Issued Shares”) to Jolly Harmony at an issue price per Newly Issued Share equal to the 90-day VWAP of the Class A Ordinary Shares (the “Share Issuance”).

By an ordinary resolution of the holders of the Class A Ordinary Shares, subject to the receipt by the Company of payment in full for the subscription price and the satisfaction of applicable legal and regulatory requirements, to approve that (i) the Share Issuance be, and hereby is, approved, (ii) the Newly Issued Shares be allotted and issued to Jolly Harmony, credited as fully paid and that the Share Issuance shall be completed on the first business day following the completion of the Repurchase (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect the Share Issuance, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.

☐ FOR	☐ AGAINST	☐ ABSTAIN

This Proxy is solicited on behalf of the management of JIN MEDICAL INTERNATIONAL LTD. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned holder of Class A Ordinary Shares. If no direction is made, this Proxy will be voted FOR each of the proposals described above.

TO VOTE ONLINE: Visit www.transhare.com, click on “Vote Your Proxy,” and enter your control number.

TO VOTE BY EMAIL: Email the Proxy Team, Transhare Corporation at Proxy@Transhare.com.

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616.

TO VOTE BY MAIL: Please sign, date and mail this proxy card to:

Proxy Team
Transhare Corporation
Bayside Center 1
17755 US Highway 19 N
Suite 140
Clearwater, FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners should sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Printed Name

Dated: